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                                                                  Exhibit 99(1)

                                                                  20 April 2004

                        Recommended Increased Cash Offer

                                       by

                                    JPMorgan

                                  on behalf of

                              BLB Investors, L.L.C.

               and inside the United States by the Offeror itself

                                       for

                                   Wembley plc

Summary

o        The  management  committee  of BLB  Investors  and  the  Wembley  Board announce the terms of a recommended increased cash offer for the entire issued and to be issued share  capital of Wembley not already  owned by
         BLB Investors.

o        Under the  terms of the  Increased  Offer,  Wembley  Shareholders  will receive 860 pence in cash for each Wembley Share. In addition,  Wembley
         Shareholders will receive LPR Shares pro rata to their shareholdings in
         Wembley  (although Wembley and BLB Investors reserve the right to agree to the distribution of an alternative  economic interest  substantially equivalent to the LPR Shares).

o        The  Increased  Offer  values the entire  issued and to be issued share capital of Wembley at approximately £308.6 million, before taking into account any additional value of the LPR Shares.

o        The Increased Offer represents a premium (in all cases before ascribing any value to LPR) of:

         o        2.4 per cent. over the Revised MGM Proposal of 840 pence for each Wembley Share;

         o        7.5 per cent.  over the original  offer of 800 pence for each
                  Wembley Share  announced by BLB Investors on 30 March 2004;

         o        40.4 per cent.  over the Closing Price of 612.5 pence for each
                  Wembley  Share on 26 January 2004,  the day prior to the
                  announcement of the Original MGM Proposal; and

         o        63.0 per cent.  over the Closing Price of 527.5 pence for each
                  Wembley  Share  on 19  November  2003,  the day  prior  to the announcement by Wembley that it had received approaches from a number of parties  interested in acquiring  some or all of the assets of Wembley.

o        LPR is an English private limited company formed as part of the Lincoln
         Park  Reorganisation,  the  purpose  of which is to  separate  from the
         Wembley Group  (simultaneously with its acquisition by the Offeror) any potential  liability  for,  and  associated  costs of, the Lincoln Park
         Litigation.

o        Under the Lincoln Park  Reorganisation,  LPRI, a Rhode Island limited liability  company,  will become the entity subject to the Lincoln Park
         Litigation.  Upon  completion  of the Increased  Offer,  LPRI will be a wholly-owned subsidiary of LPR and will be LPR's only asset, save for a cash balance which, together with LPRI's cash balances,  will aggregate
         US$16.3  million   (approximately £9.0   million,   equivalent  to
         approximately  25 pence per Wembley  Share).  This will include  US$8.0 million  which  has been  deposited  into an escrow  account  following agreement with the US Attorney that this is the maximum  aggregate fine that would be sought under the Lincoln Park Litigation.  On this basis, the Wembley Directors believe,  following legal advice,  that LPRI will have  sufficient  funds  to  meet  its  potential  liability  for,  and associated costs of, the Lincoln Park Litigation.

o        On  resolution  of the  Lincoln  Park  Litigation,  LPR will return any remaining cash to LPR Shareholders.  If LPRI is acquitted on all counts
         at  the  trial  of  the  Lincoln  Park   Litigation,   US$8.0   million
         (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to  shareholders,  together with any cash balances remaining after the payment of legal and other costs.

o        Given  the  limited   liability   status  of  LPR  and  LPRI,   Wembley
         Shareholders  should have no legal or  financial  exposure  (beyond the cash  retained in LPR and LPRI)  relating to the outcome of the Lincoln
         Park  Litigation  arising  out of their  interests  in LPR,  nor should
         Wembley or the BLB Investors Group have any legal or financial exposure relating to such  litigation  (although BLB Investors  will receive LPR
         Shares pro rata to its shareholding in Wembley).

o        The Increased Offer is conditional upon, among other things, completion of the  Lincoln  Park  Reorganisation  (including  the  receipt  of any necessary approvals,  consents, clearances or confirmations relevant to
         it)  and  receipt  of  regulatory  clearances  from  the  Rhode  Island
         Department of Business Regulation,  the Rhode Island Lottery Commission
         and other  relevant  regulators.  Applications  for clearance  from the
         Rhode Island  Department  of Business  Regulation  and the Rhode Island
         Lottery Commission were filed by BLB Investors by 1 April 2004.

o        Pursuant to agreements  dated 10 March and 18 March 2004, BLB Investors has acquired  7,732,500 Wembley Shares from Active Value  (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share.

o        All of  the  Wembley  Directors,  together  owning  or  controlling  an aggregate of 94,891 Wembley Shares,  representing  0.3 per cent. of the existing  issued  share  capital  of  Wembley,  have  confirmed  to BLB
         Investors that they intend to accept the Increased Offer.

Commenting on the Increased Offer on behalf of BLB Investors, Jeff Dishner said:

"We are pleased that our increased offer has received the  recommendation of the
Wembley Board. BLB Investors  believes that it is best positioned to realise the full  potential of Wembley's  businesses and is pleased to make the agreed offer to Wembley  Shareholders.  Our  increased  offer is  superior to the Revised MGM
Proposal and represents a 63 per cent. premium over Wembley's share price before any talks were announced."

Enquiries:

BLB Investors                                         Tel:  +44 (0) 20 7353 4200
Jeff Dishner

JPMorgan                                              Tel:  +44 (0) 20 7742 4000
Murray Orr
Edward Banks

Tulchan Communications                                Tel:  +44 (0) 20 7353 4200
Andrew Grant
Andrew Honnor

Wembley                                               Tel:  +44 (0) 20 8795 8003
Claes Hultman
Mark Elliott

Hawkpoint                                             Tel:  +44 (0) 20 7665 4500
Paul Baines
Vinay Ghai

Merrill Lynch                                         Tel:  +44 (0) 20 7628 1000
Simon Mackenzie-Smith

College Hill                                          Tel:  +44 (0) 20 7457 2020
Matthew Smallwood
Justine Warren

This  summary  should  be read in  conjunction  with  the  full  text of the attached  announcement.  Terms used in this summary shall have the meaning given to them in the full announcement.

This  announcement  does not  constitute  an offer to  sell,  or  invitation  to purchase,  any  securities  or the  solicitation  of any vote or approval in any jurisdiction.  The Increased Offer will be made solely by the Offer Document and the Form of Acceptance,  which will contain the full terms and conditions of the
Increased Offer (including  details of how it may be accepted) and which will be posted to Wembley Shareholders in due course.

This  announcement does not constitute an offer to sell or a solicitation of any offer to buy LPR  Shares in the United  States or in any state  thereof or other jurisdiction  where such an offer or solicitation  would be prohibited;  the LPR
Shares have not been and will not be registered  under the US Securities  Act of
1933, the US Securities Exchange Act of 1934 or any state securities law and, if any such  registration  requirements  are  deemed to be  applicable,  may not be offered or sold in the United States absent  registration  or an exemption  from registration  under such Acts and other applicable laws. There will be no public offer of LPR Shares in the United States.

The  availability  of the Increased  Offer to Wembley  Shareholders  who are not
resident  in and  citizens  of the United  Kingdom  or the United  States may be
affected by the laws of the relevant  jurisdictions in which they are located or of which they are  citizens.  Such  persons  should  inform  themselves  of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
Further  details in relation to overseas  shareholders  will be contained in the
Offer Document.

The  Increased  Offer  will  not be made,  directly  or  indirectly,  in or into
Australia,  Canada,  Japan or any jurisdiction where to do so would constitute a breach of securities laws in that  jurisdiction and the Increased Offer will not be capable of acceptance  from or within  Australia,  Canada,  Japan or any such other jurisdiction.  Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded,  distributed or sent  in,  into or from  Australia,  Canada  or Japan  and nor  must  they be directly or indirectly  mailed or otherwise  forwarded,  distributed or sent in, into or from  any  jurisdiction  where  to do so would  constitute  a breach  of securities laws in that  jurisdiction,  and persons  receiving this announcement
(including  custodians,  nominees  and  trustees)  must  not  mail or  otherwise distribute  or send it in,  into or from  such  jurisdictions  as  doing  so may invalidate any purported acceptance of the Increased Offer.

The  Increased  Offer in the United  States is made solely by the  Offeror,  and neither  JPMorgan nor any of its affiliates is making the Increased Offer in the
United States.

Subject to compliance with all applicable  regulations (including the City Code)
and in accordance with normal UK market practice,  BLB Investors or its nominees or brokers  (acting as agents) may from time to time make certain  purchases of, or  arrangements  to purchase,  Wembley Shares outside the United States,  other than pursuant to the Increased  Offer,  before or during the period in which the
Increased Offer remains open for acceptance. These purchases may occur either in the open  market at  prevailing  market  prices or in  private  transactions  at negotiated  prices. Any information about such purchases will be disclosed as is required in the United Kingdom and  communicated  in the United States by way of an announcement by or on behalf of BLB Investors.

JPMorgan,  which is regulated by the Financial  Services Authority in the United
Kingdom,  is acting for BLB  Investors  and no one else in  connection  with the
Increased  Offer and will not be  responsible to anyone other than BLB Investors for providing the  protections  afforded to clients of JPMorgan or for providing advice in relation to the Increased Offer.

Hawkpoint,  which is regulated by the Financial Services Authority in the United
Kingdom,  is acting for Wembley and no one else in connection with the Increased
Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Increased Offer.

Merrill  Lynch,  which is regulated by the Financial  Services  Authority in the
United  Kingdom,  is acting for Wembley and no one else in  connection  with the
Increased  Offer and will not be  responsible  to anyone  other than Wembley for providing the protections  afforded to clients of Merrill Lynch or for providing advice in relation to the Increased Offer.

                                                                  20 April 2004

                        Recommended Increased Cash Offer

                                       by

                                    JPMorgan

                                  on behalf of

                              BLB Investors, L.L.C.

               and inside the United States by the Offeror itself

                                       for

                                   Wembley plc

1.       Introduction

         The  management  committee  of BLB  Investors  and  the  Wembley  Board announce the terms of a recommended increased cash offer for the entire issued and to be issued share  capital of Wembley not already  owned by
         BLB Investors.  The Increased  Offer will be made by JPMorgan on behalf of a  direct  or  indirect  wholly-owned  subsidiary  of BLB  Investors incorporated  for the specific  purpose of making the Offer and, inside the United States, by the Offeror itself.

         Under the  terms of the  Increased  Offer,  Wembley  Shareholders  will receive 860 pence in cash for each Wembley Share. In addition,  Wembley
         Shareholders will receive LPR Shares pro rata to their shareholdings in
         Wembley  (although Wembley and BLB Investors reserve the right to agree to the distribution of an alternative  economic interest  substantially equivalent to the LPR Shares).  The  Increased  Offer values the entire issued and to be issued  share  capital  of  Wembley  at  approximately
         £308.6  million,  before taking into account any additional value of the LPR Shares.

2.       Recommendation

         The Wembley  Board,  which has been so advised by Hawkpoint and Merrill
         Lynch,  considers  the  terms  of the  Increased  Offer  to be fair and reasonable.  In providing  advice to the Wembley  Board,  Hawkpoint and
         Merrill Lynch have taken into account the commercial assessments of the
         Wembley  Directors.  Accordingly,  the Wembley  Directors  will, in the
         absence  of  a  higher  offer,   unanimously   recommend  that  Wembley
         Shareholders  accept the Increased  Offer,  as they have indicated they will do in respect of their entire  holdings of 94,891 Wembley  Shares, representing  0.3 per cent.  of the existing  issued  share  capital of
         Wembley.

3.       Background

         Pursuant to agreements  dated 10 March and 18 March 2004, BLB Investors has acquired  7,732,500 Wembley Shares from Active Value  (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share.

         On 10 March 2004, BLB Investors approached the Wembley Board expressing its interest in making an offer and seeking,  among other  things,  due diligence information.

         The Wembley Board has since then been  co-operating  with BLB Investors in  connection  with its  proposals.  On 30 March 2004,  BLB  Investors announced a cash offer of 800 pence for each Wembley Share.  On 2 April
         2004, the Wembley Board  announced the adjournment of the Court meeting of Wembley Shareholders convened to approve the Original MGM Proposal.

         On 8 April 2004, MGM MIRAGE announced a revised cash offer of 840 pence for each Wembley Share,  as well as the  distribution by Wembley of one
         LPR Share for each Wembley Share held.

         In  response  to  this  announcement  by  MGM  MIRAGE,  the  management committee of BLB  Investors  has decided to announce an increased  cash offer of 860 pence for each Wembley Share, as well as the  distribution by Wembley of one LPR Share for each Wembley Share held.  The Increased
         Offer will, in the absence of a higher  offer,  be  recommended  by the
         Wembley Board.

4.       The Increased Offer

         The Increased Offer,  which will be subject to the terms and conditions set out in Appendix I to this  announcement and to the further terms to be set out in the Offer Document and Form of  Acceptance,  will be made on the basis set out below:

             for each Wembley Share   860 pence in cash from the Offeror and the
                                      distribution of one LPR Share by Wembley

         Wembley  and  BLB   Investors   reserve  the  right  to  agree  to  the
         distribution  of  an  alternative   economic   interest   substantially
         equivalent to the LPR Shares.

         The  Increased  Offer  values the entire  issued and to be issued share capital of Wembley at approximately £308.6 million, before taking into account any additional value of the LPR Shares.

         The Increased Offer represents a premium (in all cases before ascribing any value to LPR) of:

         o    2.4 per cent. over the Revised MGM Proposal;

         o    7.5 per cent.  over the Original  Offer;

         o    40.4 per cent. over the Closing Price of 612.5 pence for each Wembley
              Share on 26 January 2004, the day Prior to the announcement of the
              Original MGM Proposal; and

         o    63.0 per cent.  over the Closing Price of 527.5 pence for each
              Wembley  Share  on 19  November  2003,  the day  prior  to the announcement by Wembley that it had received approaches from a number of parties  interested in acquiring  some or all of the assets of Wembley.

         Upon the Increased  Offer becoming or being declared  unconditional  in all respects, all Wembley Shareholders will also receive LPR Shares pro rata to  their  shareholdings  in  Wembley,  although  Wembley  and BLB
         Investors  reserve  the  right  to  agree  to  the  distribution  of an alternative  economic  interest  substantially  equivalent  to the  LPR
         Shares to the extent  necessary for practical  reasons and/or to comply with  applicable  legal and  regulatory  requirements  in all  relevant jurisdictions. The tax consequences of a distribution of an alternative economic interest may vary according to the individual circumstances of each Wembley Shareholder. Any alternative arrangement would be designed to achieve the same  commercial  objective as a distribution of the LPR
         Shares.

         LPR is an English private limited company formed as part of the Lincoln
         Park  Reorganisation,  the  purpose  of which is to  separate  from the
         Wembley Group  (simultaneously with its acquisition by the Offeror) any potential  liability  for,  and  associated  costs of, the Lincoln Park
         Litigation,  such that at no point in time will the Offeror acquire any interest  in LPR or LPRI or any  legal  exposure  to the  Lincoln  Park
         Litigation  (although BLB Investors will receive LPR Shares pro rata to its  shareholding in Wembley).  Under the Lincoln Park  Reorganisation,
         LPRI, a Rhode Island limited liability company,  will become the entity subject  to  the  Lincoln  Park  Litigation.  Upon  completion  of  the
         Increased Offer, LPRI will be a wholly owned subsidiary of LPR and will be LPR's only  asset,  save for a cash  balance  which,  together  with
         LPRI's cash balances,  will aggregate  US$16.3  million  (approximately
         £9.0  million,  equivalent to  approximately 25 pence per Wembley
         Share).  This will include US$8.0 million which has been deposited into an escrow account following agreement with the US Attorney that this is the maximum  aggregate fine that would be sought under the Lincoln Park
         Litigation.  On this basis, the Wembley  Directors  believe,  following legal  advice,  that  LPRI  will  have  sufficient  funds  to meet  its potential  liability  for,  and  associated  costs of, the Lincoln Park
         Litigation.

         On the resolution of the Lincoln Park Litigation,  the directors of LPR
         (being the current  Wembley  Directors)  will  distribute any remaining cash to LPR Shareholders.  The amount of any such return will depend on the extent to which LPRI is  successful  in resolving  the Lincoln Park
         Litigation for an aggregate cost (including any penalty  imposed) which is less than the amount of the US$16.3  million cash balances.  If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation,
         US$8.0  million  (approximately   £4.4  million,   equivalent  to
         approximately  12 pence  per  Wembley  Share)  will be  distributed  to shareholders,  together with any further cash balances  remaining after the payment of legal and other costs  (including,  without  limitation, remuneration  for the  directors of LPR  (further  details of which are given  in the  final  sub-paragraph  of  paragraph  13  below)  and any additional  tax that may be incurred by LPR, LPRI and the Wembley Group in connection with any distribution of an alternative economic interest substantially  equivalent to the LPR Shares over and above any tax that would be incurred in the event of a  distribution  of the LPR  Shares).
         Wembley Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars  and that the amount of any  eventual  distribution  in pounds  will  therefore  be affected by movements in the US$ to £  exchange  rate. The timing of any such distribution  will  depend  upon when the Lincoln  Park  Litigation  is concluded;  no specific date has yet been determined for the trial, but the trial is expected to commence during September 2004.

         BLB Investors and JPMorgan have  expressed no opinion as to whether the retained cash balances will be sufficient and, accordingly,  whether or when any future return of cash to shareholders  will be made. Given the limited liability status of LPR and LPRI, Wembley  Shareholders  should have no legal or financial  exposure (beyond the cash balances retained in LPR and LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their  shareholdings  in LPR, nor should  Wembley or the
         Offeror  have  any  legal  or  financial   exposure  relating  to  such
         litigation  (although BLB Investors will receive LPR Shares pro rata to its shareholding in Wembley). The Offeror will not acquire any interest in LPR or LPRI (although BLB Investors will receive LPR Shares pro rata to its  shareholding in Wembley).  Neither the Offeror nor Wembley will have any  responsibility for the conduct or outcome of the Lincoln Park
         Litigation.

         No application  will be made for the admission of the LPR Shares to the
         Official List or to trading on the London Stock Exchange, and it is not intended that the LPR Shares will be registered  pursuant to either the
         US Securities  Act of 1933 or the US  Securities  Exchange Act of 1934.
         Therefore,  if any such  registration  requirements  are  deemed  to be applicable, the LPR Shares will not be distributed in the United States absent an exemption from registration.  For administrative  reasons and given that it is hoped that a return of cash to LPR  Shareholders  will be made  following the resolution of the Lincoln Park  Litigation,  the
         LPR Shares will not be transferable  save in the limited  circumstances set out in paragraph 9 of this announcement.  As stated above,  Wembley and BLB Investors  reserve the right to agree to the distribution of an alternative  economic  interest  substantially  equivalent  to the  LPR
         Shares to the extent  necessary for practical  reasons and/or to comply with  applicable  legal and  regulatory  requirements  in all  relevant jurisdictions. The tax consequences of a distribution of an alternative economic interest may vary according to the individual circumstances of each Wembley Shareholder. Any alternative arrangement would be designed to achieve the same  commercial  objective as a distribution of the LPR
         Shares.

         Wembley  Shares will be acquired  under the Increased  Offer fully paid and free from all liens,  charges,  equitable interests,  encumbrances, rights of  pre-emption  and other third party rights or  interests  and
         together  with  all  rights  attaching   thereto   including,   without
         limitation,  the right to receive all dividends and other distributions
         (if any) (other than, for the avoidance of doubt,  the  distribution of the LPR Shares) announced, declared, made or paid hereafter.

5.       Background to and reasons for the Increased Offer

         The  members  of BLB  Investors,  who have a  proven  track  record  of
         successfully   working  together,   bring  significant   expertise  and
         capabilities  in  the  real  estate,  gaming  and  leisure  industries.
         Starwood  Capital is a major  investor in  leisure-related  real estate projects,  Kerzner is a leading international developer and operator of destination  resorts  and  casinos and  Waterford  is an  operator  and developer of gaming and hospitality properties.

         The members of BLB Investors have extensive  experience of successfully
         developing   and   operating   assets   worldwide,   including  in  the
         Northeastern  US  gaming  and real  estate  markets.  Accordingly,  BLB
         Investors   regards  the   acquisition   of  Wembley  as  an  important
         opportunity  to invest in these markets and,  specifically,  to enhance and develop the Lincoln Park  facilities  in a manner  supported by and agreed with both the local  communities and the relevant  regulators in
         Rhode Island.

         In  addition,  the UK assets of Wembley  are  regarded  as  interesting development opportunities, should the gaming reforms currently proposed in the UK be adopted.

6.       Information on BLB Investors and the Consortium

         (a)   BLB Investors

         BLB Investors is a Delaware limited  liability  company,  which is 37.5 per cent. owned by investment  affiliates of Starwood Capital, 37.5 per cent. owned by investment  affiliates of Kerzner and 25 per cent. owned by investment affiliates of Waterford.  Due diligence analysis over the past few  weeks  has  encouraged  Kerzner  to  increase  its  ownership interest in BLB Investors. With a better understanding of the potential of Wembley's  Rhode  Island and UK assets,  Kerzner has  increased  its equity interest in BLB Investors to 37.5 per cent.  Starwood  Capital's leadership and fiscal capabilities remain instrumental to BLB Investors and are  reflected  in its 37.5 per cent.  equity  position.  Waterford remains a 25 per cent. owner of BLB Investors.

         The Increased  Offer will be made by a direct or indirect  wholly-owned subsidiary of BLB Investors  incorporated  for the specific  purpose of making the Increased Offer.

         (b)   Starwood Capital

         Since its inception in 1991, Starwood Capital and its predecessors have specialised  in real  estate  investments  on  behalf of high net worth families, pension funds and other institutional investors.  During this period, Starwood Capital and its affiliates have invested approximately
         US$2.6 billion of private and  institutional  capital for  transactions representing  approximately  US$8.0  billion  worth of real  estate and related assets. Starwood Capital and its affiliates have specialised in building  business  enterprises  around  core real  estate  portfolios, including:  (a) the  recapitalisation,  reorganisation and expansion in
         1995 of a real  estate  investment  trust in  financial  difficulty  to become  the  company  which is today  known as  Starwood  Hotels  &
         Resorts  Worldwide,  Inc., a leading global  owner/operator  of hotels, with ownership of brands such as Sheraton, Westin, The St. Regis Luxury
         Collection  and "W"; (b)  contributing  a  substantial  mezzanine  debt portfolio  to  create  the  company  which  is  today  known  as  iStar
         Financial, Inc., one of the leading publicly-owned finance companies in the US focused on commercial  real estate;  and (c) the  acquisition in
         2003, in  partnership  with  affiliates of Goldman Sachs &  Co., of
         National Golf Properties/American Golf Corporation,  one of the largest owner/operators of golf courses and related facilities in the US.

         Starwood  Capital's  affiliates have  significant  existing real estate holdings in Rhode  Island,  including:  (a) a 290 unit,  age-restricted residential  development  known as the  Village  at  Mount  Hope Bay in
         Tiverton,  located on  approximately  106 acres,  with estimated  total project costs  exceeding  US$175 million and consisting of town houses, condominiums  and a marina;  (b) the land under a 239,000  square  feet
         multi-family   project   subject  to  a  99  year  ground  lease;   (c)
         approximately  176,000  square feet of retail  centres in Pawtucket and
         Middletown; and (d) approximately 115,000 square feet of industrial and office property in East Providence.

         (c)   Kerzner

         Kerzner  is  a  leading   international   developer   and  operator  of
         destination resorts and casinos.  Kerzner's flagship brand is Atlantis, which includes  Atlantis,  Paradise Island, a 2,317-room,  ocean-themed destination resort located on Paradise Island,  The Bahamas.  Atlantis,
         Paradise  Island  is  a  unique   destination  resort  featuring  three
         inter-connected hotel towers built around a 7-acre lagoon and a 34-acre marine  environment  that includes the world's largest  open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner is listed on the New York Stock  Exchange with a current  equity market capitalisation of approximately US$1.4 billion.

         In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts,  featuring some of the  top-rated  properties  in the world,  are located in The  Bahamas,
         Mexico, Mauritius, the Maldives and Dubai.

         (d)   Waterford

         Waterford  is an  operator  and  developer  of gaming  and  hospitality properties  in the United  States.  With 27 properties  throughout  the
         United  States,   Waterford  has  experience  operating  a  variety  of
         properties,  including  gaming  facilities,   full-service  and  resort
         properties,  conference and convention  centres,  all-suite hotels, and limited services properties.  One of these properties,  which opened in
         May 2003,  is located in Warwick,  Rhode Island and was  developed  and constructed, and is now owned and managed, by Waterford.

         Since 1986,  Waterford has been involved in the development of projects totalling more than US$2 billion.

         Together with the Mohegan Tribe of Indians of Connecticut,  Kerzner and
         Waterford  were  responsible  for  developing the Mohegan Sun Casino in
         Uncasville,  Connecticut, one of the premier casino destinations in the
         United States.  Kerzner and Waterford  together managed the Mohegan Sun
         Casino until 31 December  1999,  at which time the Mohegan Tribe agreed to pay Kerzner and Waterford a percentage  of future gross  revenues of the Mohegan Sun Casino in exchange for  relinquishing  their management contract  to the  Mohegan  Tribe.  As a  result  of  relinquishing  the management  contract,  Kerzner  and  Waterford  no longer  provide  any management  services  to the  Mohegan  Sun  Casino  and only  expect to receive  payments  for a period  of time as  consideration  for  having relinquished the management contract.

7.       Arrangements with Active Value

         Pursuant to agreements  dated 10 March and 18 March 2004, BLB Investors has acquired  7,732,500 Wembley Shares from Active Value  (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share.

8.       Information on Wembley

         Wembley is a track-based  gaming business with operations in the United
         Kingdom  and the United  States.  In the  United  States,  Wembley  has
         operations  in the  states  of Rhode  Island  and  Colorado.  Wembley's principal venue is the Lincoln Park greyhound track in Rhode Island. In
         Colorado,  Wembley owns and operates three greyhound  racing tracks and one horse racing track,  together with an off-track betting  operation.
         At Lincoln  Park,  Wembley's  strategy  is to offer  additional  gaming opportunities  in the form of video  lottery  terminals.  In the United
         Kingdom, Wembley is the leading owner and operator of greyhound tracks,
         with  tracks  in   Wimbledon,   Manchester,   Birmingham,   Oxford  and
         Portsmouth.

         For the year ended 31 December 2003,  Wembley reported audited turnover from continuing  operations of £97.9 million (2002:  £101.1 million) and audited  operating  profit from continuing  operations and before tax,  interest  and  exceptional  items of  £35.3  million
         (2002:  £39.3  million).  As at 31  December  2003,  Wembley  had audited net assets of £188.0 million.

9.       The Lincoln Park Reorganisation

         In September 2003,  following an  investigation by a Federal Grand Jury in Rhode Island,  an indictment was issued against  Wembley's  indirect wholly-owned subsidiary and owner of the Lincoln Park Business, Lincoln
         Park Inc.,  and against two Wembley Group  executives.  The  indictment alleged a conspiracy  to  improperly  influence  the actions of certain
         public   officials.   The   allegations   arose  from  the  preliminary
         consideration  of a possible  bonus or  retainer  to be paid to Lincoln
         Park Inc.'s  long-standing  external  legal  attorney in Rhode  Island.
         Lincoln  Park  Inc.  and  the  two  executives  continue  to  deny  the allegations  and have stated that the  allegations  will be  vigorously defended at trial.

         On 27 January  2004,  Wembley  announced  that  Lincoln  Park Inc.  had entered into an agreement with the United States, acting by and through the US Attorney,  to deposit  US$8.0  million  into an escrow  account, following  agreement  with the US  Attorney  that  this is the  maximum aggregate  fine that  would be sought in the event of a  conviction  of
         Lincoln  Park Inc. on all counts  under the  indictment  against it. As part of this  agreement,  the US Attorney also  confirmed that he would not object to the  transfer  of the  business  of Lincoln  Park Inc. to another  Wembley  subsidiary,  as would  be  effected  pursuant  to the
         Lincoln Park Reorganisation.

         The Lincoln  Park  Reorganisation  is  intended  to  separate  from the
         Wembley Group  (simultaneously with its acquisition by the Offeror) any potential  liability  for,  and  associated  costs of, the Lincoln Park
         Litigation,  such that at no point in time will the Offeror acquire any interest  in LPR or LPRI or any  legal  exposure  to the  Lincoln  Park
         Litigation  (although BLB Investors will receive LPR Shares pro rata to its shareholding in Wembley).

         Under the Lincoln  Park  Reorganisation,  the  following  steps will be effected (although Wembley and BLB Investors reserve the right to agree to  amendments  to these  steps to  effect  the  underlying  commercial objectives):

         (a)      Lincoln Park Inc.  will be  reorganised  by way of merger into
                  LPRI;

         (b)      LPRI will transfer (by distribution or otherwise) its business and assets to its immediate  holding  company,  UTGR, and UTGR will assume all the  liabilities of LPRI except that LPRI will retain its potential  liability for, and associated  costs of, the  Lincoln  Park  Litigation.  LPRI  will also  retain  cash balances which, when aggregated with LPR's cash balance,  will total  US$16.3  million  (approximately  £9.0  million).
                  Except  for  the  foregoing,  LPRI  will  have  no  assets  or liabilities;

         (c)      UTGR will sell its  membership  interest in LPRI to Wembley at market value;

         (d)      Wembley will transfer its  membership  interest in LPRI to LPR in exchange  for an issue of shares by LPR.  LPR and LPRI will
                  together  hold  cash  balances   totalling   US$16.3   million
                  (approximately  £9.0 million), being an amount which the
                  Wembley  Directors  believe,  following legal advice,  will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park  Litigation.  This will include the
                  US$8.0 million deposited in escrow as referred to above;

         (e)      Wembley will seek the approval of Wembley  Shareholders  at an extraordinary  general meeting to the proposed distribution in specie of the LPR Shares; and

         (f)      conditionally  upon  the  Increased  Offer  becoming  or being declared  unconditional in all respects,  Wembley Shareholders will receive a distribution  of one LPR Share from Wembley for each Wembley Share held.

         The LPR Shares will not be  transferable,  save upon the liquidation or bankruptcy of the relevant shareholder, the transmission upon the death of the  relevant  shareholder  or at the  discretion  of the  board  of directors of LPR to permit transfers from an Individual Savings Account or Personal  Equity Plan to the underlying  shareholder or as otherwise required by any applicable law or regulation.  As stated above, Wembley and BLB Investors  reserve the right to agree to the distribution of an alternative  economic  interest  substantially  equivalent  to the  LPR
         Shares to the extent  necessary for practical  reasons and/or to comply with  applicable  legal and  regulatory  requirements  in all  relevant jurisdictions. The tax consequences of a distribution of an alternative economic interest may vary according to the individual circumstances of each Wembley Shareholder. Any alternative arrangement would be designed to achieve the same  commercial  objective as a distribution of the LPR
         Shares.

10.      Background to and reasons for the recommendation of the Wembley Board

         Wembley has  undergone  considerable  change since its  refinancing  in
         1995.  The  Wembley  Board has  concentrated  on the  development  of a focused  group and has sought to realise  assets where good value could be achieved.  It has also pursued an active share  buy-back  programme,
         which  has   totalled   approximately   £118   million   and  has
         significantly enhanced Wembley's earnings per share.

         Following the conclusion of a programme of disposing of non-core assets that  included the disposal of Wembley  Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal  locations,  namely  Rhode  Island,  Colorado  and the United
         Kingdom.  Wembley's Lincoln Park facility in Rhode Island in the United
         States  now  generates  the  vast  majority  of  the  Wembley   Group's
         profitability (in excess of 90 per cent. of Wembley's  operating profit from  continuing  operations  before  exceptional  items in 2003). As a consequence of the risks associated with being so heavily  dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the
         Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September 2003 that,  following an  investigation  by a
         Federal  Grand Jury in Rhode  Island,  an  indictment  had been  issued against Lincoln Park Inc. and against two company executives.

         On 20 November 2003, Wembley announced that it had received  approaches from a number of parties  interested  in  acquiring  some or all of its assets.  In order to facilitate a sale should an  appropriate  offer be made,  Wembley formulated the Lincoln Park  Reorganisation  pursuant to which the potential liability for, and associated costs of, the Lincoln
         Park Litigation  could be separated from the Wembley Group. In light of this structure, on 27 January 2004 MGM MIRAGE and Wembley announced the intention  to  implement  the  Original  MGM  Proposal.  BLB  Investors announced  the Original  Offer on 30 March 2004.  On 2 April 2004,  the
         Wembley Board announced the adjournment of the Court meeting of Wembley
         Shareholders  convened to approve the Original MGM Proposal. On 8 April
         2004,  MGM MIRAGE  announced the Revised MGM  Proposal.  In response to this  announcement  by MGM  MIRAGE,  the  management  committee  of BLB
         Investors  has decided to announce  the  Increased  Offer.  The Wembley
         Directors  believe that the  Increased  Offer now  represents  the most attractive proposal for Wembley Shareholders.  Accordingly, the Wembley
         Board will,  in the absence of a higher  offer,  unanimously  recommend that  Wembley  Shareholders  accept  the  Increased  Offer (and not the
         Revised MGM Proposal).

11.      Conditions of the Increased Offer

         The  Increased  Offer  will be  subject  to the  conditions  set out in
         Appendix I to this announcement.

         All   necessary   notifications   and  filings   were  made  under  the
         Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) on 30
         March 2004, and all relevant waiting periods expired at 11.59 p.m. (New
         York City time) on 14 April 2004.

12.      Financing of the Increased Offer

         The  Increased  Offer  will be  funded  by  equity  contributions  from
         investment  affiliates  of  each  of  Starwood  Capital,   Kerzner  and
         Waterford and by debt facilities provided by Deutsche Bank and JPMorgan
         Chase.

13.      Management and employees

         Employment arrangements with the Wembley Group

         Following the Increased Offer becoming or being declared  unconditional in all  respects,  the  Wembley  Directors  and the other  head  office employees  will  be  entitled  to the  monetary  amounts  described  in paragraph  5 of Part  VII of the  circular  dated 27  February  2004 to
         Wembley  Shareholders  in relation to the  Original  MGM  Proposal  The amounts due to the head office employees who are not Wembley  Directors will be paid within one month of the Increased  Offer becoming or being
         declared   unconditional   in  all  respects  and  in  accordance  with
         arrangements that have been agreed between BLB Investors and Wembley.

         In  respect  of the  management  and  employees  within the rest of the
         Wembley Group,  BLB Investors has assured the Wembley Board that,  upon the Increased  Offer  becoming or being declared  unconditional  in all respects, the existing employment rights,  including pension rights, of all such management and employees will be fully safeguarded.

         Employment arrangements with LPR

         The current  Wembley  Directors have indicated that they are willing to act as the  directors of LPR until the  conclusion  of the Lincoln Park
         Litigation.   Subject  to  any  applicable   legal  and/or   regulatory
         requirements,  the directors of LPR will receive  remuneration from LPR from the date upon which the  Increased  Offer  becomes or is  declared unconditional  in all respects  through to the date of  distribution of any proceeds to Wembley  Shareholders  following the  conclusion of the
         Lincoln Park Litigation.  This  remuneration  will be pro rata to their current annual  remuneration from Wembley (but with Claes Hultman being remunerated  in  accordance  with the terms of his Supply  Agreement as
         Chairman), all as set out in paragraph 5 of Part VII of the circular to
         Wembley Shareholders dated 27 February 2004 in relation to the Original
         MGM Proposal.  Following the conclusion of the Lincoln Park Litigation,
         Claes Hultman and Mark Elliott will receive  bonuses of  £180,000 and £90,000 respectively from LPR.

14.      Wembley Share Option Schemes

         In  the  event  that  the  Increased   Offer  becomes  or  is  declared
         unconditional in all respects, BLB Investors will write to participants in the Wembley Share Option Schemes to inform them of the effect of the
         Increased  Offer on their rights under the Wembley Share Option Schemes and to set out appropriate proposals to be made to them.

15.      Inducement fee

         As an inducement  to BLB  Investors  agreeing to announce the Increased
         Offer,  Wembley and BLB Investors have entered into an agreement  under which  Wembley has agreed to pay BLB  Investors  an  inducement  fee in certain  circumstances.  Wembley and BLB Investors  have agreed that an inducement  fee of one per cent.  of the value of the  Increased  Offer will be payable in the event that:

         (a)      the  unanimous  recommendation  made by the  Wembley  Board in respect of the  Increased  Offer is not given or is  withdrawn
                  (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or
                  omission   of  the   Offeror   and/or  BLB   Investors),   and
                  subsequently  the  Increased  Offer  lapses or is withdrawn in accordance with its terms; or

         (b)      a takeover  proposal is made by a third party unconnected with
                  Wembley   which   subsequently    becomes   or   is   declared
                  unconditional  in all  respects or is  otherwise  completed or implemented.  For these purposes,  takeover proposal means any offer (as defined in the  Takeover  Code) for Wembley or other business combination  involving the acquisition of control (as defined  in s840  Income  and  Corporation  Taxes Act 1988) of
                  Wembley or of all or a material  part of the assets of Wembley
                  (including,  without limitation,  the gaming and entertainment business located at Lincoln Park, Rhode Island), provided that the inducement  fee payable to BLB Investors  shall be reduced by an amount  equal to any break fee payable by Wembley to MGM
                  MIRAGE under an agreement dated 23 January 2004, as amended on
                  8 April 2004.  In the event that a break fee is payable to MGM
                  MIRAGE  and a  takeover  proposal  is made  by a  third  party unconnected  with  Wembley  which  subsequently  becomes or is
                  declared   unconditional  in  all  respects  or  is  otherwise
                  completed or  implemented,  then the inducement fee payable by
                  Wembley to BLB Investors will be one per cent. of the value of
                  Wembley by  reference  to that third party  takeover  proposal less an amount  equal to the break fee  payable  by Wembley to
                  MGM MIRAGE.

16.      Compulsory acquisition, de-listing and cancellation of admission to trading

         Subject to the Increased Offer becoming or being declared unconditional in all  respects,  if  sufficient  acceptances  are received  under the
         Increased  Offer,  the Offeror intends to use the procedures set out in sections 428 to 430F of the Companies Act to acquire  compulsorily  any outstanding  Wembley Shares to which the Increased Offer relates and to procure  that  Wembley  applies  to the  UKLA for  cancellation  of the listing of the Wembley  Shares on the  Official  List and to the London
         Stock  Exchange for  admission  to trading of the Wembley  Shares to be cancelled.

         It is  anticipated  that the  cancellation  of  Wembley's  listing  and admission  to trading will take effect no earlier than the expiry of 20 business days after the date on which the Increased Offer becomes or is declared unconditional in all respects.

Enquiries:

BLB Investors                                        Tel:  +44 (0) 20 7353 4200
Jeff Dishner

JPMorgan                                             Tel:  +44 (0) 20 7742 4000
Murray Orr
Edward Banks

Tulchan Communications                               Tel:  +44 (0) 20 7353 4200
Andrew Grant
Andrew Honnor

Wembley                                              Tel:  +44 (0) 20 8795 8003
Claes Hultman
Mark Elliott

Hawkpoint                                            Tel:  +44 (0) 20 7665 4500
Paul Baines
Vinay Ghai

Merrill Lynch                                        Tel:  +44 (0) 20 7628 1000
Simon Mackenzie-Smith

College Hill                                         Tel:  +44 (0) 20 7457 2020
Matthew Smallwood
Justine Warren

This  announcement  does not  constitute  an offer to  sell,  or  invitation  to purchase,  any  securities  or the  solicitation  of any vote or approval in any jurisdiction.  The Increased Offer will be made solely by the Offer Document and the Form of Acceptance,  which will contain the full terms and conditions of the
Increased Offer (including  details of how it may be accepted) and which will be posted to Wembley Shareholders in due course.

This  announcement does not constitute an offer to sell or a solicitation of any offer to buy LPR  Shares in the United  States or in any state  thereof or other jurisdiction  where such an offer or solicitation  would be prohibited;  the LPR
Shares have not been and will not be registered  under the US Securities  Act of
1933, the US Securities Exchange Act of 1934 or any state securities law and, if any such  registration  requirements  are  deemed to be  applicable,  may not be offered or sold in the United States absent  registration  or an exemption  from registration  under such Acts and other applicable laws. There will be no public offer of LPR Shares in the United States.

The  availability  of the Increased  Offer to Wembley  Shareholders  who are not
resident  in and  citizens  of the United  Kingdom  or the United  States may be
affected by the laws of the relevant  jurisdictions in which they are located or of which they are  citizens.  Such  persons  should  inform  themselves  of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
Further  details in relation to overseas  shareholders  will be contained in the
Offer Document.

The  Increased  Offer  will  not be made,  directly  or  indirectly,  in or into
Australia,  Canada,  Japan or any jurisdiction where to do so would constitute a breach of securities laws in that  jurisdiction and the Increased Offer will not be capable of acceptance  from or within  Australia,  Canada,  Japan or any such other jurisdiction.  Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded,  distributed or sent  in,  into or from  Australia,  Canada  or Japan  and nor  must  they be directly or indirectly  mailed or otherwise  forwarded,  distributed or sent in, into or from  any  jurisdiction  where  to do so would  constitute  a breach  of securities laws in that  jurisdiction,  and persons  receiving this announcement
(including  custodians,  nominees  and  trustees)  must  not  mail or  otherwise distribute  or send it in,  into or from  such  jurisdictions  as  doing  so may invalidate any purported acceptance of the Increased Offer.

The  Increased  Offer in the United  States is made solely by the  Offeror,  and neither  JPMorgan nor any of its affiliates is making the Increased Offer in the
United States.

Subject to compliance with all applicable  regulations (including the City Code)
and in accordance with normal UK market practice,  BLB Investors or its nominees or brokers  (acting as agents) may from time to time make certain  purchases of, or  arrangements  to purchase,  Wembley Shares outside the United States,  other than pursuant to the Increased  Offer,  before or during the period in which the
Increased Offer remains open for acceptance. These purchases may occur either in the open  market at  prevailing  market  prices or in  private  transactions  at negotiated  prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United
States by way of an announcement by or on behalf of BLB Investors.

         JPMorgan, which is regulated by the Financial Services Authority in the
United  Kingdom,  is acting for BLB Investors and no one else in connection with the  Increased  Offer  and will not be  responsible  to  anyone  other  than BLB
Investors for providing the  protections  afforded to clients of JPMorgan or for providing advice in relation to the Increased Offer.

Hawkpoint,  which is regulated by the Financial Services Authority in the United
Kingdom,  is acting for Wembley and no one else in connection with the Increased
Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Increased Offer.

Merrill  Lynch,  which is regulated by the Financial  Services  Authority in the
United  Kingdom,  is acting for Wembley and no one else in  connection  with the
Increased  Offer and will not be  responsible  to anyone  other than Wembley for providing the protections  afforded to clients of Merrill Lynch or for providing advice in relation to the Increased Offer.

Appendix II contains the definitions of certain terms used in this announcement.

                                   APPENDIX I

                        Conditions of the Increased Offer

The Increased Offer will be subject to the following conditions:

    (a)  valid  acceptances of the Increased  Offer being received (and not, where  permitted,  withdrawn)  by 3.00 p.m.  (London time) on the first closing date of the  Increased  Offer (the First  Closing Date) or such later time(s) and/or  date(s) as the Offeror may,  subject to the rules of the City Code,  decide in  respect of not less than 90 per cent.  in nominal value (or such lesser  percentage as the Offeror may decide) of the Wembley Shares to which the Increased Offer relates,  provided that this  condition  will not be  satisfied  unless the Offeror  and/or its holding company and/or any of its wholly-owned  subsidiaries shall have acquired,  or agreed to  acquire,  pursuant to the  Increased  Offer or otherwise,  Wembley  Shares  carrying,  in aggregate,  more than 50 per cent. of the voting rights normally exercisable at a general meeting of
         Wembley including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wembley Shares that are  unconditionally  allotted  or issued  before the  Increased  Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

         (i)      Wembley  Shares which have been  unconditionally  allotted but not  issued  shall be deemed to carry the voting  rights  they will carry on issue; and

         (ii)     the  expression  Wembley  Shares to which the Increased  Offer relates shall be construed in accordance  with sections 428 to
                  430F of the Companies Act;

    (b)  it being  established,  in terms  satisfactory  to the Offeror
         (acting  reasonably),  that the Increased Offer, or any aspect thereof, will not be referred to the Competition  Commission provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council  Regulation
         (EEC)  4064/89 (as amended by Council  Regulation  (EC)  1310/97)  (the
         Merger  Regulation)  and is accepted by the European  Commission,  then this paragraph (b) shall only be satisfied if:

         (i)      it is  established,  in  terms  satisfactory  to  the  Offeror
                  (acting  reasonably),  that  it is not  the  intention  of the
                  European  Commission  to initiate  proceedings  under  Article
                  6(1)(c) of the Merger Regulation; and

         (ii)     to the extent  that the  competent  authorities  of the United
                  Kingdom  retain  jurisdiction  over any aspect of the proposed acquisition of Wembley by the Offeror,  it is established,  in terms  satisfactory to the Offeror (acting  reasonably),  that the proposed  acquisition  of Wembley by the  Offeror,  or any matter arising from that acquisition,  will not be referred to the Competition Commission;

    (c)  in relation to the Lincoln Park Business:

         (i)      the  Rhode  Island  Lottery   Commission,   the  Rhode  Island
                  Department of Business Regulation and all other relevant state and federal  regulators having confirmed,  on terms reasonably satisfactory  to the  Offeror  and  Wembley,  that,  upon  the
                  Increased  Offer becoming or being declared  unconditional  in all  respects,  all  material  licences  and  other  operating authorities (however denominated)  necessary for the operation of the Lincoln Park  Business  will have and will  continue to have full force and effect on terms and conditions  (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley; and

         (ii)     completion  of the Lincoln  Park  Reorganisation  save for any step thereof  which is itself  conditional  upon the Increased
                  Offer  becoming  or  being  declared   unconditional   in  all
                  respects;

    (d)  no  central  bank,  government  or  governmental,   quasi-governmental,
         supranational, statutory or regulatory body or association, institution or agency  (including  any  trade  agency)  or any court or other  body
         (including any  professional  or  environmental  body) or person in any jurisdiction  (each a  Relevant  Authority)  having  decided  to  take, instituted or threatened any action,  proceeding,  suit, investigation, enquiry  or  reference  or  enacted,  made or  proposed  and  there not continuing to be outstanding any statute, regulation, order or decision that would or might:

         (i)      make  the  Increased   Offer,   its   implementation   or  the
                  acquisition or the proposed  acquisition of any Wembley Shares in, or control of,  Wembley by any member of the BLB Investors
                  Group void, unenforceable or illegal or directly or indirectly
                  prohibit   or   restrict,   delay   or   interfere   with  the
                  implementation   of,  or  impose   additional   conditions  or
                  obligations  with  respect  to, or  otherwise  challenge,  the
                  Increased Offer, its  implementation or the acquisition of any shares  in, or  control  of,  Wembley by any member of the BLB
                  Investors Group;

         (ii)     result in a delay in the  ability of the Offeror or any member of the BLB  Investors  Group,  or render  the  Offeror  or any member of the BLB Investors  Group  unable,  to acquire all of the Wembley  Shares or require a divestiture by the Offeror or any member of the BLB Investors Group of any Wembley Shares;

         (iii)    require,  prevent or delay the divestiture (or alter the terms of  any  proposed  divestiture)  by  any  member  of  the  BLB
                  Investors  Group or any member of the Wembley  Group of all or any part of their respective businesses,  assets or properties or impose any  limitation  on their  ability to conduct all or any  part of  their  respective  businesses  and to own any of their  respective  assets or  properties to an extent which is material in the context of the Wembley  Group taken as a whole or the BLB  Investors  Group taken as a whole (as the case may
                  be);

         (iv)     impose any material  limitation  on, or result in any material delay in, the ability of any member of the BLB Investors Group to acquire or hold Wembley Shares or other  securities (or the equivalent)  in any member of the Wembley Group or to exercise effectively,  directly  or  indirectly,  all or any  rights of ownership  of  Wembley  Shares  or  other  securities  (or the equivalent)  in, or to exercise  management  control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly,  all or any rights of ownership of shares or other securities (or the equivalent)  in, or to exercise  management control over, any other member of the Wembley Group;

         (v)      result in any member of the Wembley  Group  ceasing to be able to carry on business under any name which it presently does so to an  extent  which is  material  in the  context  of the BLB
                  Investors Group taken as a whole;

         (vi)     require  any  member  of the  BLB  Investors  Group  or of the
                  Wembley  Group to acquire  or offer to  acquire  any shares or other  securities  (or the  equivalent)  in any  member of the
                  Wembley Group or any member of the BLB  Investors  Group owned by any third party  (other than in the  implementation  of the
                  Increased Offer);

         (vii)    impose any material limitation on the ability of any member of the BLB  Investors  Group or the Wembley Group to integrate or co-ordinate  its  business,  or  any  part  of  it,  with  the businesses  or any part of the  businesses of any other member of the BLB Investors Group and/or the Wembley Group; or

         (viii)   otherwise adversely affect the business,  assets, financial or trading position or profits of any member of the BLB Investors
                  Group or of the Wembley  Group in a manner which is adverse to and material in the context of the BLB  Investors  Group taken as a whole or the Wembley  Group taken as a whole (as the case may be),

         and all applicable waiting and other time periods during which any such
         Relevant Authority could decide to take, institute or threaten any such action,  proceeding,  suit, investigation,  enquiry or reference having expired, lapsed or been terminated;

    (e)  all  authorisations,   orders,  grants,  recognitions,   confirmations,
         licences,    consents,    clearances,    permissions    and   approvals
         (authorisations)  necessary or appropriate in any jurisdiction  for, in respect of, or resulting from, the Increased Offer, its  implementation or the  proposed  acquisition  by the  Offeror or any member of the BLB
         Investors  Group of any shares in Wembley or control of Wembley (or any member of the  Wembley  Group)  being  obtained  in terms and in a form reasonably  satisfactory  to  the  Offeror  from  appropriate  Relevant
         Authorities  or from any  persons or bodies with whom any member of the
         BLB Investors  Group or the Wembley Group has entered into  contractual arrangements and such authorisations,  together with all authorisations necessary or  appropriate  for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation  would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke,  suspend,  restrict or modify or not to renew any of the same  having  been made in each case  where the
         consequences   of   such   revocation,   suspension,   restriction   or
         modification  would have a material adverse effect on the Wembley Group
         (taken as a whole);

    (f)  save as fairly  disclosed  in writing by or on behalf of Wembley to BLB
         Investors, or as publicly announced to a Regulatory Information Service by or on behalf of  Wembley,  in each such case prior to 20 April 2004, there being no provision of any agreement, arrangement, lease, licence, permit or other  instrument to which any member of the Wembley Group is a party or by or to which any such  member  or any of its  assets is or may be bound,  entitled or subject which,  as a result of the Increased
         Offer, its implementation or the acquisition or proposed acquisition by the  Offeror of any shares in, or change in the  control or  management of,  Wembley or  otherwise,  would or might  reasonably  be expected to result in, to an extent which is material in the context of the Wembley
         Group taken as a whole:

         (i)      any moneys  borrowed by or any other  indebtedness  (actual or contingent) of any such member being or becoming  repayable or being  capable  of being  declared  repayable  immediately  or earlier than the stated  repayment date or the ability of such member  to  borrow  moneys  or incur  any  indebtedness  being withdrawn or inhibited;

         (ii)     the creation or enforcement  of any mortgage,  charge or other security  interest over the whole or any part of the business, property  or  assets of any such  member or any such  security
                  interest   (whenever   arising  or  having  arisen)   becoming
                  enforceable;

         (iii)    any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest  could be required to be disposed of or charged other than in the ordinary course of trading;

         (iv)     the  interest  or  business  of any such member in or with any
                  other   person,   firm  or  company  (or  any   agreements  or
                  arrangements  relating  to such  interest or  business)  being terminated or adversely affected;

         (v)      any such member  ceasing to be able to carry on business under any name under which it  presently  does so;

         (vi)     the value of any such  member  or its  financial  or  trading position  or profits being prejudiced or adversely affected;

         (vii)    any such agreement,  arrangement,  licence or other instrument
                  being   terminated  or  adversely   modified  or  any  onerous
                  obligation  arising  or any  adverse  action  being  taken  or arising thereunder; or

         (viii)   the creation of any liabilities  (actual or contingent) by any such member,

         and  no  event  having  occurred  which,  under  any  provision  of any agreement, arrangement, licence or other instrument to which any member of the  Wembley  Group is a party or by or to which any such  member or any of its  assets  may be bound or be  subject,  could  reasonably  be expected to result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (f);

    (g)  since 31 December  2003  (except as publicly  announced to a Regulatory
         Information  Service by or on behalf of Wembley before 20 April 2004 or as fairly  disclosed  in  writing  by or on behalf  of  Wembley  to BLB
         Investors  prior to 20 April  2004),  no  member of the  Wembley  Group having:

         (i)      save as  between  Wembley  and its  wholly-owned  subsidiaries prior  to 20 April  2004 or upon the  exercise  of  rights  to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised  the issue of additional  shares of any class, or securities  convertible  into or exchangeable for,  or  rights,  warrants  or options  to  subscribe  for or acquire, any such shares or convertible securities;

         (ii)     recommended,  declared, paid or made or proposed to recommend, declare,  pay or make  any  bonus  issue,  dividend  or  other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

         (iii)    save for  transactions  between  Wembley and its  wholly-owned subsidiaries, implemented or authorised any merger or demerger or  acquired or  disposed  of or,  other than in the  ordinary course of  business,  transferred,  mortgaged  or charged,  or created any other  security  interest  over,  any asset or any right, title or interest in any asset;

         (iv)     implemented or authorised any reconstruction,  amalgamation or scheme of arrangement;

         (v)      purchased,  redeemed  or repaid any of its own shares or other securities or reduced or made or  authorised  any other change in its share capital;

         (vi)     (save as between  Wembley and its  wholly-owned  subsidiaries)
                  made or authorised any change in its loan capital or issued or
                  authorised   the  issue  of  any  debentures  or  incurred  or
                  increased any indebtedness or contingent liability;

         (vii)    entered into,  varied or  terminated,  or authorised the entry into,  variation or termination of, any contract,  commitment, agreement,  proposal  or  arrangement  (whether  in respect of
                  capital   expenditure  or  otherwise)  which  is  outside  the
                  ordinary course of trading or which is of a long-term, onerous or unusual  nature or  magnitude  or which  involves  or could involve  an  obligation  of a  nature  or  magnitude  which is material  in the  context  of the  Wembley  Group  (taken as a whole)  or  which is or is  likely  to be  restrictive  on the business  of  any  member  of the  Wembley  Group  or the  BLB
                  Investors  Group to an extent which is material in the context
                  of  the  Wembley  Group  or  the  BLB   Investors   Group  (as
                  appropriate) taken as a whole;

         (viii)   been unable,  or admitted in writing that it is unable, to pay its debts or having  stopped or suspended  (or  threatened  to stop or suspend)  payment of its debts  generally or ceased or threatened to cease  carrying on all or a substantial  part of its business;

         (ix)     taken  any  corporate  action  or had  any  legal  proceedings started or threatened against it for its winding-up (voluntary or  otherwise),  dissolution  or  reorganisation  (or  for any analogous proceedings or steps in any jurisdiction) or for the
                  appointment  of  a  receiver,  administrator,   administrative
                  receiver,  trustee or similar  officer (or for the appointment of any analogous person in any  jurisdiction) of all or any of its assets and revenues or any  analogous  proceedings  in any
                  jurisdiction   or  appointed  any  analogous   person  in  any
                  jurisdiction;

         (x)      waived, compromised or settled any claim otherwise than in the ordinary  course of trading;

         (xi)     entered into or varied the terms  of  any  service  agreement or arrangement with any director or senior executive of Wembley;

         (xii)    made or  consented to any  significant  change to the terms of the trust deeds  constituting the pension schemes  established for its directors  and/or employees and/or their dependants or to the benefits  which  accrue,  or to the pensions  which are payable thereunder, or to the basis on which qualification for or accrual or  entitlement  to such  benefits or pensions  are calculated  or  determined,  or to the  basis  upon  which the liabilities  (including  pensions) of such pension schemes are funded or made,  or agreed or  consented  to any change to the trustees; or

         (xiii)   entered into any contract, commitment or arrangement or passed any  resolution  or made any  offer  (which  remains  open for acceptance)  with  respect to, or proposed  or  announced  any intention  to  effect  or  propose,  any of the  transactions, matters or events referred to in  sub-paragraphs  (i) to (xii)
                  of this paragraph (g);

    (h)  since 31 December  2003  (except as publicly  announced to a Regulatory
         Information  Service by or on behalf of Wembley before 20 April 2004 or as fairly  disclosed  in  writing  by or on behalf  of  Wembley  to BLB
         Investors prior to 20 April 2004):

         (i)      no adverse  change having  occurred in the  business,  assets, financial or trading  position or profits of any member of the
                  Wembley  Group to an extent  which is  material to the Wembley
                  Group taken as a whole;

         (ii)     no litigation,  arbitration proceedings,  prosecution or other
                  legal   proceedings   having   been   threatened,   announced,
                  instituted or remaining  outstanding by, against or in respect of any member of the  Wembley  Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation  by any Relevant  Authority or other  investigative  body  against  or in  respect  of any member of the Wembley Group having been threatened, announced, instituted or remaining  outstanding by, against or in respect of any member of the Wembley  Group  which,  in any such case, might be likely to adversely  affect any member of the Wembley
                  Group to an extent  which is  material  to the  Wembley  Group
                  (taken as a whole); and

         (iii)    no contingent or other liability  having arisen which would or might be likely to adversely  affect any member of the Wembley
                  Group to an extent  which is  material  to the  Wembley  Group taken as a whole;

    (i)  except as fairly  disclosed  to BLB  Investors  in writing  by or on behalf of  Wembley  prior to 20 April 2004, the Offeror not having discovered that:

         (i)      any financial,  business or other  information  concerning the
                  Wembley Group  publicly  disclosed at any time by or on behalf of any member of the  Wembley  Group  which is material in the context  of the  Increased  Offer is  misleading,  contains  a misrepresentation  of fact or omits to state a fact  necessary to make the information contained therein not misleading;

         (ii)     any member of the Wembley  Group is subject to any  liability, contingent  or  otherwise,  which  should have been but is not disclosed in the annual report and accounts of Wembley for the year  ended 31  December  2003 and  which is  material  in the context of the Wembley Group (taken as a whole);

         (iii)    in relation to any release, emission,  discharge,  disposal or other fact or circumstance which causes or might reasonably be expected  to cause  pollution  of the  environment  or harm to human health,  no past or present  member of the Wembley Group having  (i)  committed  any  material  violation  of any laws, statutes,  ordinances or regulations of any Relevant Authority and/or (ii) incurred any material liability (whether actual or contingent) with respect thereto; or

         (iv)     there  is or is  likely  to be  any  obligation  or  liability
                  (whether   actual  or  contingent)   to  make  good,   repair,
                  re-instate or clean up any property now or  previously  owned, occupied, operated or made use of or controlled by any past or present  member of the Wembley  Group under any  environmental legislation,  regulation,  notice,  circular  or  order of any
                  Relevant  Authority in any  jurisdiction,  in each case, to an extent  which is material in the context of the Wembley  Group
                  (taken as a whole).

If the  Offeror is  required  by the Panel to make an offer for  Wembley  Shares under the provisions of Rule 9 of the City Code,  then the Offeror may make such alterations  to any of the above  conditions as are necessary to comply with the provisions of that Rule.

BLB Investors  acknowledges  and agrees that anything that arises in the Lincoln
Park   Litigation  or  any  action   effected  to  implement  the  Lincoln  Park
Reorgansation,  which would  otherwise  give BLB Investors the right to invoke a condition set out in this Appendix I (other than  condition  (c)(i)),  shall not give rise to any such right.

As part of the financing  arrangements  with  Deutsche Bank and JPMorgan  Chase, members of the BLB Investors  Group who are parties to those  arrangements  have agreed that none of the conditions of the Increased Offer will be waived (unless the Offeror is required to do so by the Panel) without the prior written consent of Deutsche Bank and JPMorgan Chase.

The  Increased  Offer  will be  governed  by  English  law and be subject to the jurisdiction of the English courts.

The Offeror reserves the right at its absolute discretion to waive all or any of conditions (b) to (i) inclusive,  in whole or in part. The Increased  Offer will lapse unless all the above  conditions  are  fulfilled or (if capable of waiver)
waived or, where  appropriate,  determined by the Offeror to have been satisfied or to remain  satisfied  by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the  Increased  Offer becomes or is declared  unconditional  as to acceptances (or such later date as the Offeror may,  with the  consent of the Panel,  decide).  The  Offeror  shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (i) inclusive by a date  earlier  than the date  specified  above for the  fulfilment  thereof notwithstanding  that the other  conditions of the  Increased  Offer may at such earlier  date have been waived or  fulfilled  and that there are at such earlier date no circumstances  indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise  consents,  the Increased Offer will lapse if, before
the  First  Closing  Date  or  the  date  when  the   Increased   Offer  becomes
unconditional as to acceptances  (whichever is the later),  the Increased Offer, or any aspect of it, is referred to the  Competition  Commission or the European
Commission  either  initiates  proceedings  under Article  6(1)(c) of the Merger
Regulation  or,  following  a referral to a  competent  authority  in the United
Kingdom under Article 9(1) of the Merger Regulation, the Increased Offer, or any
aspect of it, is then referred to the Competition Commission.

                                   APPENDIX II

                                   Definitions

         The following definitions apply throughout this announcement:

         Active Value            Active Value Fund  Managers  Limited  and,  where the context so requires, certain of its affiliates

         Australia               the Commonwealth of Australia, its territories and possessions

         BLB Investors           BLB Investors,  L.L.C.,  a Delaware limited  liability  company, which is 37.5  per  cent.  owned by  investment  affiliates  of  Starwood
                                 Capital,  37.5 per cent. owned by investment affiliates of Kerzner and 25 per cent.  owned by  investment  affiliates of Waterford  and,  where the context  requires,  references to BLB Investors shall include  references to any affiliates or associates of BLB Investors

         BLB Investors Group     BLB Investors and its subsidiary undertakings

         Canada                  Canada,  its provinces and  territories and all areas subject to its jurisdiction

         City Code               the City Code on Takeovers and Mergers

         Closing Price           the  closing  middle  market  price  of  a  Wembley  Share  on a particular day as derived from the Daily Official List

         Companies Act           the Companies Act 1985

         Consortium              Starwood Capital, Kerzner and Waterford

         Daily Official List     the daily official list of the London Stock Exchange

         Deutsche Bank           Deutsche  Bank  Trust  Company  Americas  and  Deutsche  Bank AG
                                 Cayman Islands Branch

         Form of Acceptance      the form of  acceptance  and  authority to  accompany  the Offer
                                 Document

         Hawkpoint               Hawkpoint Partners Limited

         Increased Offer         the  recommended  cash offer to
                                 be made by  JPMorgan,  on  behalf of the
                                 Offeror (and, in the United  States,  by
                                 the  Offeror  itself),  to  acquire  the
                                 entire  issued  and to be  issued  share
                                 capital of Wembley not already  owned by
                                 any member of the BLB Investors Group on
                                 the terms and subject to the  conditions
                                 to be set out in the Offer  Document and
                                 Form of Acceptance including,  where the
                                 context    requires,    any   subsequent
                                 revision, extension or variation of such
                                 offer

         Japan                   Japan, its cities and prefectures, territories and possessions

         JPMorgan                J.P. Morgan plc

         JPMorgan Chase          JPMorgan Chase Bank

         Kerzner                 Kerzner International Limited

         Lincoln Park Business   the gaming and  entertainment  facility located at Lincoln Park,
                                 1600 Louisquisset Pike, Lincoln, Rhode Island, United States

         Lincoln Park Inc.       Lincoln  Park  Inc.,   a  Rhode  Island   company  and  indirect
                                 wholly-owned subsidiary of Wembley

         Lincoln Park Litigation the indictment  (CR. No. 03-81-03 ML) against Lincoln Park, Inc.
                                 issued by the United  States  District  Court for the  District  of Rhode
                                 Island

         Lincoln Park
         Reorganisation          the reorganisation of Wembley's
                                 interests in the Lincoln Park  Business,
                                 to be implemented  substantially  in the
                                 form  described  in  paragraph 9 of this
                                 announcement  or  as  otherwise  may  be
                                 agreed between BLB Investors and Wembley

         London Stock Exchange   London Stock Exchange plc

         LPR                     LP Residual Limited,  a company
                                 incorporated  in England and Wales on 19
                                 January 2004 with number  5019425 or, if
                                 BLB Investors and Wembley so agree, such
                                 other  entity  or  entities  as  may  be
                                 formed for the  purposes  of the Lincoln
                                 Park Reorganisation

         LPR Shareholders        holders of LPR Shares from time to time

         LPRI                    LPRI LLC, a limited liability company formed in Rhode Island

         LPR Shares              ordinary shares in the capital of LPR or an interest therein

         Merrill Lynch           Merrill Lynch International

         Offer Documen           the  document  to  be  sent  to
                                 Wembley     Shareholders    (and,    for
                                 information only, to participants in the
                                 Wembley Share Option Schemes) which will
                                 contain the Increased Offer

         Offeror                 a direct or indirect  wholly-owned  subsidiary  of BLB Investors incorporated for the specific purpose of making the Increased Offer

         Official List           the Official List of the UKLA

         Original MGM Proposal   the scheme of arrangement to effect the proposed  acquisition by
                                 MGM MIRAGE of Wembley which was announced on 27 January 2004

         Original Offer          the cash offer of 800 pence for each Wembley Share  announced by
                                 BLB Investors on 30 March 2004

         Panel                   the Panel on Takeovers and Mergers

         Pounds Sterling or £    UK  pounds   sterling  (and   references  to  "pence"  shall  be
                                 construed accordingly)

         Regulatory Information
         Service                 any of the services set out in Schedule 12 to the Listing  Rules of the UKLA from time to time

         Revised MGM Proposal    the cash offer of 840 pence for
                                 each  Wembley  Share,  as  well  as  the
                                 distribution by Wembley of one LPR Share
                                 for each Wembley  Share held,  announced
                                 by MGM MIRAGE on 8 April 2004

         Starwood Capital        Starwood Capital Group Global, L.L.C.

         holding company,
         subsidiary,
         subsidiary undertaking,
         associated undertaking
         and undertaking         have the meanings  given by the Companies Act (but for these purposes ignoring  paragraph 20(1)(b) of
                                 Schedule  4A to the  Companies  Act) and
                                 substantial  interest  means a direct or
                                 indirect  interest  in 20 per  cent.  or
                                 more  of  the   equity   capital  of  an
                                 undertaking

         UKLA                    the  United   Kingdom   Listing
                                 Authority,  being the Financial Services
                                 Authority  acting in its capacity as the
                                 competent  authority for the purposes of
                                 Part VI of the  Financial  Services  and
                                 Markets Act 2000

         United Kingdom or UK    the United Kingdom of Great Britain and Northern Ireland

         United States or US     the United  States of  America,
                                 its  territories  and  possessions,  any
                                 State of the United  States of  America,
                                 the  District of Columbia  and all other
                                 areas subject to its jurisdiction

         US$ or $                US dollars

         US Attorney             the United States Attorney for the District of Rhode Island

         UTGR                    UTGR Inc.,  a Delaware  corporation  and  indirect  wholly-owned subsidiary of Wembley

         Waterford               Waterford Group, L.L.C.

         Wembley                 Wembley plc

         Wembley Board           the board of directors of Wembley

         Wembley Directors       the directors of Wembley

         Wembley Group           Wembley and its subsidiary undertakings

         Wembley Shareholders    holders of Wembley Shares from time to time

         Wembley Share Option
         Schemes                 all or (where the context permits) any of:

                                 (a) The  Wembley  1995  Executive  Share Option  Scheme;

                                 (b) The  Wembley 1996 Unapproved Executive Share Option
                                     Scheme;  and

                                 (c) The Wembley plc Savings Related Share Option Scheme

         Wembley Shares          ordinary shares of£1.00 each in Wembley